Filed pursuant to Rule 433
Registration Statement No. 333-148982

The letter below is being sent to Zion’s database:

Dear Zion Shareholder and/or Friend of Zion...

It is difficult to put into words the experience of the last few weeks. We are all living through such a remarkable and dramatic (even traumatic) period in world history. The economy looks and feels 'broken' and the healing may prove painful for all of us. However, our trust is only in the Lord and not the stock market! (Jer. 17:7)

In Dallas, we received a phone call from a shareholder who was reviewing their stock portfolio and just had to call us and tell us that all of their retirement stocks were pretty much devastated in value, except one... there was only one steadfast rock in their portfolio - the stock of Zion Oil & Gas had maintained its value.

Shortly after that phone call, a lawyer friend sent me a humorous email, as follows:

'The Best Investment Plan:

If you purchased $1,000 of shares in Delta Airlines one year ago, you have $49 today.

If you purchased $1,000 of shares in AIG one year ago, you have $33 today.

If you purchased $1,000 of shares in Lehman Brothers one year ago, you have $0 today.

But, if you purchased $1,000 worth of beer one year ago, drank all the beer, then turned in the aluminum cans for the recycling refund, you will have received $214.00.

Based on the above, the best current investment plan is to drink heavily & recycle.'

I sent my friend the following reply:

...and if you had purchased $1,000 of Zion Oil & Gas, Inc. on October 3rd 2007, you would have today $995. So, I disagree with the beer plan... better to go with the Lord's plan...

During one of the severest stock market collapses in recent decades, our follow-on $10 unit offering was successfully able to reach the minimum subscription by the due date of October 11, 2008. Every day, I watched the tally of subscriptions received. One week before the due date, I commented that if we were able to reach the minimum subscription, it would be a clear miracle from heaven.

On the very last day, we received substantial and completely unexpected subscriptions... and exceeded our required minimum subscription amount.

I was a witness to what happened. I saw the miracle unfold. It was a deeply moving experience.

Although we have announced a scheduled initial closing on October 21, 2008, our $10 unit offering is still accepting subscriptions. So, it is not too late for you to subscribe and support our work in Israel. We still need both your prayer and financial support.
(I Chron. 29:10-14)

The 2,000 horsepower drilling rig is scheduled to arrive in Israel in November 2008 and we hope that you will want to subscribe for some Zion $10 units, in order to be part of the exploration effort for oil and gas in Israel.

I cannot promise, but I for one will not be surprised if we all see a further miracle in the coming months...

Psalm 51:18 - In your good pleasure, make Zion prosper...

Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

P.S. Full details of the offer are set out in the Prospectus which is available for download and review on our website www.zionoil.com under “Investor Center” If you would prefer a hard copy of the Prospectus, please call: 1-888-TX1-ZION (1-888-891-9466) or email: dallas@zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding the closing of the offering, the timing and results thereof, Zion’s planned operations, potential results thereof and potential effects of those results on the market for Zion's securities and returns on investments in those securities, are forward-looking statements as defined in the "Safe Harbor'' provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's Prospectus and its periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion’s actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466). Direct links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas. Inc., at www.zionoil.com.

October 2008